May 22, 2025

Via EDGAR

Nicholas O’Leary

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

SEC LETTER TO FIRSTVITALS INC.

Issuer Response to Letter dated May 1, 2025

Regarding Offering Statement on Form 1-A filed April 4, 2025

File No 024-12598

Dear Mr. O’Leary,

On behalf of FirstVitals Inc., we submit this letter in response to comments from the Staff of the Securities and exchange Commission received by letter dated May 1, 2025.

SEC Comment:

1. Please revise your cover page to state whether you are utilizing the Form S-1 disclosure format or the Offering Circular disclosure format. Refer to Part II(a)(1) of Form 1-A. Please ensure you include the required disclosure based upon which format you are utilizing.

Company response: The Offering Circular has been updated to state “The Company is following the “Offering Circular” format of disclosure under Regulation A.”

2. We note your cover page indicates you are offering 6,341,625 shares in this offering. We also note your disclosure that the maximum offering amount is $20,740,000. At that maximum offering amount, you would only be able to sell 2,440,000 at a price per share of $8.50. Please revise the amounts for consistency or advise.

Company response: The maximum amount of shares offered under this Offering Circular is 2,440,000. The Offering Circular has been updated in all locations to reflect this accurate number.

3. Please revise the offering statement to consistently state the price each share will be sold at in the offering. In this regard, we note your disclosure on page 2 that each share will be sold at "Five Dollars ($8.50) per Share."

Company response: This amount has been updated in the Offering Circular to reflect Eight Dollars and Fifty Cents ($8.50) per Share.

4. We note your brief description of your company on the cover page. When discussing the company on the cover page, please provide more prominent disclosure that the Company has not generated any revenue or commenced revenue generating operations as of the date of the Offering Circular. We note your disclosure in the summary of the offering section on page 6.

Company response: The company has added the following disclosure to the cover page: “The Company has not yet received any revenue and has not commenced revenue generating operations as of the date of this Offering Circular.”

5. We note your statements regarding your "first-in-market" AI-driven VCE platform here and on page 6. This term suggest that your product candidate is effective and likely to be approved by the FDA. Please delete these references throughout your offering statement as they are speculative in light of the current regulatory status of your product candidate. To the extent your use of these terms is intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, as applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidate has been proven effective or that it will receive regulatory approval.

Company response: The statements that the AI-VCE platform will be “first-in-market” have been deleted throughout the Offering Statement. Further, the Company confirms the disclosure of a risk factor identifying the possibility that the Company’s VCE may not receive FDA clearance for an AI-enhanced component.

6. We note your disclosure here and throughout the offering statement that you have a particular focus on companion pets and the equine industry. Please expand your disclosure to discuss the current status of your product development for these applications and any work you have completed to date. Please explain if there are specific aspects of your AI product, or plan for an AI product, that will give you a competitive advantage in these industries. Please disclose if there are any agreements in place to partner with industry participants. If so, please describe the material terms of the agreements and file the agreements as exhibits to the Offering Circular, or, in the alternative, tell us why they are not required to be filed. Refer to Item 17.6 of Form 1-A.

Company response: The Offering Circular addressed the status of development in the Risk Factor section and updated the Offering Circular to add the following language to the cover page and the Description of Business: “The Company has entered into negotiations for an exclusive worldwide territorial and licensing rights from multiple VCE companies who have already obtained FDA 510(k) clearance for human use in the United States. The Company will pursue FDA 510(k) clearance to incorporate AI into the existing FDA 510(k) approved devices.” The Company has not entered into any material contracts relating to manufacture or licensing of VCE or the development of the AI enhancements. It has entered into negotiations for the acquisition and licensing of VCE and separate negotiations with other groups to develop the AI component. Any material contracts that arise out of these negotiations will be disclosed immediately as an exhibit to the Offering Circular.

7. Please revise the cover page legend to conform with the legend required by Rule 253(f) of the Securities Act. Specifically, we note that your current legend says "however, the commission has not made an independent determination that this investment involves a degree of risk that may not be suitable for all persons" rather than "however, the Commission has not made an independent determination that the securities offered are exempt from registration."

Company response: The Company has amended its cover page legend to comply with the legend required by Rule 253(f) of the Securities Act.

8. It appears you may be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please explain whether you currently have more than nominal operations or non-cash assets and provide us with a detailed legal analysis explaining why you are not a shell company. If you conclude you are a shell company, please provide cover page disclosure and add a risk factor that highlights the consequences of your shell company status.

Currently, The Company believes it is not a shell for the following reasons.

The SEC, in Securities Act Rule 405, defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(1) No or nominal operations; and

(2) Either:

(i)  No or nominal assets;

(ii)  Assets consisting solely of cash and cash equivalents; or

(iii)  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

A company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined under Rule 405.  However, this can be a difficult challenge for a company in its early stages that has not generated revenues yet.

In the context of Rule 144, the SEC specifically addressed the difference between shell companies and startup companies. In footnote 172 to the Release of the Final Rule of Revisions to Rules 144 and 145, the SEC stated:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Company believes its level of operations in pursuing its business plan as set forth in the Company’s Offering Circular surpass nominal operations and manifest a strong commitment to developing a business.

The Company is engaged in developing and acquiring medical technologies. These technologies often require significant amounts of time and upfront capital for development and regulatory approval before the Company the Company may see any significant revenue or assets outside of cash or cash equivalents.

The Company is actively pursuing and negotiating contracts with software developers and video endoscopy capsule manufacturers. The Company has engaged several persons with decades of relevant experience to serve as directors, officers, and significant employees. These include employees with significant experience advising on Food and Drug Administration regulations. The Company has negotiated an investment from an angel investor. The Company has entered into agreements with a law firm, an audit firm, a transfer agent, and a broker-dealer. The current management has spent thousands of man-hours in developing and strategizing the Company’s business plan including negotiations with suppliers, software development firms, and developing a website.

For these reasons, the Company believes it is not a shell company.

9. You state here that Rule 251(d)(3)(i)(F) requires the offering to be in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within one year from the initial qualification date. Please clarify if this timeframe should be one or two years pursuant to the requirements of Rule 251 or the terms of your offering.

Company response: The Company has amended the Offering Circular to reflect that securities may be sold within two years from the initial qualification date.

10. We note your statement that the Company has not commenced "revenue generating operations" as of the date of the Offering Circular. Please expand your disclosure to explain the current status of your business operations generally and the products or services you intend to offer. Specifically, please disclose whether you have already developed any VCE product or AI software. If you have not yet developed any products or prototypes, please provide prominent disclosure to that effect and include applicable risk factor disclosure.

Company response: Consistent with the response to Comment 4, the Company amended the cover page to indicate that the Company has not commenced revenue generating operations as of the date of the Offering Circular. The Company is focused on diagnostic solutions and has determined there is a tremendous need for cutting-edge technology for GI conditions. The Company is bringing Video Capsule Endoscopy (VCE) technology together with AI technology to improve imaging solutions for disease detection. The Company has entered into negotiations for an exclusive worldwide territorial and licensing rights from VCE companies who have already obtained FDA 510(k) clearance for human use in the United States. The Company will pursue FDA 510(k) clearance to incorporate AI into the existing FDA 510(k) approved devices. The Company expects to establish an exclusive supplier relationship in 2025 and begin the process of incorporating AI into the VCE in 2025 as well.

The Company amended the Offering Circular to include the following language on the cover page and within the Risk Factors: “The Company believes it will have a prototype available for clinical trials in late 2025.”

11. Please remove the inappropriate disclaimer that “[t]his circular is qualified in its entirety by reference to such documents as they may be amended, and all documents related thereto, copies of which will be made available upon request and should be thoroughly reviewed prior to purchasing a share.”

Company response: The Company has amended the Offering Circular to remove this language.

12. Please revise the disclaimer on page 12 to eliminate the inappropriate disclaimer that you “make no express or implied representation or warranty as to the completeness of the information or, in the case of projections, estimates, future plans or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investor will pursue his, her or its own independent investigation.” It is not appropriate to directly or indirectly disclaim liability for statements in your offering statement. Investors are entitled to rely on your disclosure. Please revise or specifically state that you take responsibility for these statements in this document.

Company response: The Company has amended the Offering Circular to remove this language.

13. Please note in the summary section that your auditor's report includes an explanatory paragraph regarding substantial doubt about your ability to continue as a going concern.

Company response: The Company has amended the Offering Circular within the Summary section to include the following language: This Offering Circular includes the Company’s audited financial statements located at Part F/S on page 54. The Company’s auditor is Assurance Dimensions. The Company was formed in 2024, and this Offering represents its first capital raise. The Auditor’s Report included in the financial statements includes the following disclosure: The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect which creates substantial doubt related to going concern.

14. Please revise or remove your statements that investors should not rely on forward looking statements. Investors are entitled to rely on your disclosure.

Company response: The Company has amended its Offering Circular to remove these statements.

15. Please revise your risk factor on page 14 to remove the statement that “[t]his offering has been qualified by the U.S. Securities and Exchange Commission” or to clarify that no securities may be sold until such time as the offering has been qualified.

Company response: The Company has amended its Offering Circular to state: “Neither the Offering nor the Shares have been approved by the U.S. Securities and Exchange Commission (the “Commission”). The Offering has been submitted for qualification by the Commission. Further, this Offering will be exempted by state securities laws and regulators. Therefore, the Offering is largely subject to limited governmental review.”

16. We note your disclosure that Ernest Lee, Chief Executive Officer, has 94% voting control through his ownership of 6,000,000 shares of common stock. As such, it appears that you are currently a controlled company and, subject to the number of shares sold in the offering, may remain a controlled company. If true, please revise the cover page to prominently disclose that the company is currently, and may continue to be, a controlled company, identify the controlling stockholder and such stockholder's total voting power.

Company response: The Company has amended its cover page in its Offering Circular to state: “The Company is currently, and will continue to be after the Offering, a controlled company under SEC rules. The Company is controlled by a single person, Ernest Lee, who currently owns 94% of the voting stock of the Company. Upon a fully subscribed offering, Mr. Lee will continue to own more than 50% of the voting stock of the Company.”

17. We note your disclosure here that you have several customers. Elsewhere you state that you have not generated any revenue and have not commenced revenue generating operations as of the date of the Offering Circular. Please revise this offering statement to give a description of your customer base or revise clarify that you currently do not have any customers.

Company response: The Company has amended its Offering Circular to indicate that it does not have a customer base yet.

18. Please reconcile the disclosure of 6,340,625 common shares issued prior to the offering with the 1,000 shares issued as outstanding on the balance sheet and disclosure of 6,341,625 shares issued subsequent to September 30, 2024, disclosed on page 65.

Company response: The Company has updated the footnotes to its financial statements to reflect the proper shares and will update the Offering Circular with those updated financial statements.

19. We note your disclosure here that 6,051,000 common shares have been issued to two officers prior to this offering. To the extent these shares were acquired in transactions during the past year and there is a material disparity between the public offering price and the effective cash cost to these officers for these shares, please provide a comparison of the public contribution under the proposed public offering and the average effective cash contribution of such persons. Please refer to Item 4 of Part II of Form 1-A.

Company response: The Company has amended the Offering Circular and The 6,076,000 common shares issued to the two officers and assignees of one director were granted within the past year as founder equity in consideration of their substantial non-cash contributions to the Company, including initial capitalization, business formation, intellectual property development, and strategic execution. These shares were issued at a nominal effective cash cost of $0.001 per share. There is a material disparity between the effective cash cost to these officers and assignees of one director compared to the proposed public offering price.

20. Here or elsewhere in the Offering Circular, please provide a brief discussion of the material terms of the Series A Convertible Promissory Note issued to Dr. Steven Gast in the amount of $250,000. Your disclosure should include a discussion of the conversion terms and note whether this offering will trigger your conversion rights. Additionally, please note if Dr. Gast is a related party or has any affiliation with the Company or management other than as an investor. Finally, please provide risk factor disclosure discussing your indebtedness and the dilution risk to investors upon conversion of the note.

Company response: The Company has updated its Offering Circular to state: “The Company issued a Series A Convertible Promissory Note (the “Series A Note”) to Dr. Steven Gest on March 28, 2025, in the amount of $250,000. This Series A Note accrues interest at ten percent (10%) per annum and the principal and interest shall be due on March 28, 2028. This Series A Note is convertible by the Company into common shares of the Company upon an initial public offering or upon an equity financing transaction that raises in excess of $30 million dollars, the conversion price would be discounted at fifty percent (50%) of the common share price established in the initial public offering or equity financing transaction. Dr. Gest is not a related party or affiliated with the Company.”

21. We note you mention a “Tier 1” offering in this section. Please revise to reflect that this is a Tier 2 offering.

Company response: The Company has amended its Offering Circular to reflect this comment.

22. We note your disclosure on the cover page that investors will be required to complete a subscription agreement and that "[a]s soon as the Company accepts a subscription, the subscriber's funds will be deposited into the Company's operating account, and then the subscriber will become a shareholder and listed on the Company's share register." We also note your disclosure on page 15 regarding the potential for a delay between the time subscription funds are accepted from Investors and the time when such funds are deposited into the Company’s main operating account and on page 26 that the Company reserves the right to schedule when closings will occur. Please disclose how long you expect it will take to accept or reject a subscription upon receipt of the subscription agreement and how frequently you expect to schedule closings. Additionally, please disclose whether an investor will have the right to request the return of its subscription payment during the period after a subscription has been submitted but before the Company has determined whether to accept the subscription.

Company response: The Company has amended its Offering Circular as follows. On Page 14, the Company added “The Company expects that subscriptions will be accepted or rejected within two weeks of the Company’s receipt of the subscription.”

On Page 26, the Company states “Once a subscription has been submitted, an investor will not have the right to request the return of its subscription payment. If the subscription is rejected by the Company, it will return the subscriber funds immediately. It is expected that settlement will occur on the same day as each closing date.”

23. Your disclosure in various places in this section is presented in the form of an outline rather than narrative disclosure. Please revise the disclosure to provide a narrative description of your business. Please refer to Item 7(a) of Part II of Form 1-A.

Company response: The Company amended the outline portions found in the Description of Business section and the Management Discussion & Analysis section to a narrative description.

24. Please provide the basis or source for the claims made in the Offering Circular regarding your business or discussing data or statistics about your industry and market in which you intend to operate. As examples only, we note statements such as "$1.5b+ in human endoscopy, untapped veterinary GI market" and "[p]roven demand from hospitals, healthcare providers, and veterinary networks." These statements, and others throughout the offering statement, should be tied to a source. To the extent that any such statement are based on management's beliefs, please revise to state as much. If you revise to state these statements are based on management's beliefs, please provide a basis for these beliefs and also discuss the material assumptions and estimates underlying the amount discussed for each data point or statistic.

Company response: The Company has amended the Offering Circular, specifically in the Description of Business and the Management Discussion and Analysis, to provide sources for data or statistics.

25. We note certain projections beginning on page 44. Please revise the disclosure to provide a reasonable basis to support the projections. Describe the material assumptions underlying the projections and the limitations of the projections. Explain to us how there is a reasonable basis for the projections given you have not reported sales to date, have not received FDA clearance for AI integration, and appear to lack material operating history. Explain the basis for the year-to-year increase in revenue projected from 2025 to 2027. Refer to section (b) of Part II of Form 1-A and Rule 175 under the Securities Act of 1933.

Company response: For projections on the human GI market, the Company determined these projections based on research reports on the current global endoscopy market numbers from four different market researchers.

For projections on the companion pet industry, the Company relied upon the American Veterinary Medical Association 2024 Sourcebook for number of companion pets in the US, reports of GI disorders collected by the Dog Aging Project, and test pricing from Wag! and orthomed.co.uk.

For projections on the equine industry, the company relied on information published by the American Horse Counsel, Vettimes.com, American Association of Equine Practitioners, and Alta Equine. Cost of gastro diagnostics is supported by Wishing Well Services, Ltd. and TheHorse.com.

The Company recognizes that the projections include 2025 and that further projections are based on annual growth starting from 2025. Considering that the Company has not begun sales of the VCE almost halfway through 2025, the timeframe of the projections may not be as accurate as when the Company first made these projections in 2024. For this reason, the Company has determined to remove the projections from the Offering Circular.

26. Please revise your disclosure that "These projections align with market demand, regulatory timelines, and strategic scaling efforts, ensuring FirstVitals captures a significant share of the growing AI-powered GI diagnostics market" to clarify projections do not ensure market share and to appropriately convey the risks and inherent uncertainty.

Company response: The Company removed projections as noted in response to Comment 25. Therefore, it was appropriate to remove the disclosure noted in Comment 26.

27. Revise to disclose the related party payables that funded your business during the period from September 12, 2024 through September 30, 2024 and how you plan to continue to fund your administrative expenses and other cash requirements. Reference Item 303(b)(1)(i) and (ii) of Regulation S-K.

Company response: Within the Management Discussion and Analysis, the Company has updated the disclosure headed “Sources of Capital” to address continuing funding:

Sources of Capital

To date, the Company’s operations have been funded through a combination of:

●	Founder Contributions: Seed capital provided by the founding team to kick-start operations, product development, and technology infrastructure. In order to pay certain costs related to the startup of the Company, including legal and offering costs, the Company entered into a series of Promissory Notes (the “Notes”) with Ernest Lee, the Chief Executive Officer of the Company. The Notes accrue interest at five percent (5%) per annum and have maturity dates of 12 months. In the event that the Company completes any capital raising activity, including but not limited to this Offering, the full outstanding principal balance of the Notes, along with any accrued interest, shall become immediately due and payable upon the closing of such Offering. The Company may issue additional Notes to Ernest Lee after the date of this Circular if the Company needs additional funding. As of the date of this Offering, the aggregate loan principal is $62,000.00.
●	Pre-Seed Investments: Initial funding from early-stage investors and angel investors who believe in the vision of personalized healthcare and have provided capital to accelerate R&D efforts The Company issued a Series A Convertible Promissory Note (the “Series A Note”) to Dr. Steven Gest on March 28, 2025 in the amount of $250,000. This Series A Note accrues interest at ten percent (10%) per annum and the principal and interest shall be due on March 28, 2028. This Series A Note is convertible by the Company into common shares of the Company upon an initial public offering or upon an equity financing transaction that raises in excess of $30 million dollars, the conversion price would be discounted at fifty percent (50%) of the common share price established in the initial public offering or equity financing transaction. Dr. Gest is not a related party or affiliated with the Company.

The Company expects the next twelve months of operations to be funded with additional Founder Contributions and Pre-Seed Investments as well as the proceeds from this Offering. The Company is utilizing this Offering Circular to target a $20+ million capital raise to fund the next phase of its growth and achieve key business milestones.

28. Revise to clarify if FirstVitals Inc.'s fiscal year end is September 30, 2024.

Company response: The Company’s fiscal year end is December 31. The Company’s audited financial statements for the period from September 12, 2024 (inception) to September 30, 2024 reflect the sole interim period that was available to audit pursuant to the Company’s engagement of Assurance Dimensions in connection with this Offering.

29. You disclose here that the Company recognizes revenue from HbA1c and Vitamin D tests when the test kits are sold for market price to be us at the medical clinics or at home by individuals. Please discuss these business lines in the Offering Circular or advise.

Company response: The Company will add the following response to the Summary section of the Offering Circular: In the Company’s audited financial statements for the period from September 12, 2024 (inception) to September 30, 2024, the Company included in its footnotes certain references to testing for HbA1c and Vitamin D. The Company’s business plan has always been focused on medical diagnostic devices and creating easier, smarter, and accessible healthcare. During the audited period, the Company was engaged in developing a rapid diagnostic test for HbA1C and Vitamin D. Since that period, the Company pivoted to the AI-enhanced VCE diagnostic device that is the sole focus of Company and the Offering Circular.

30. We see that subsequent to September 30, 2024, the Company has additionally issued 6,341,625 shares to employees and other service providers. Please tell us how you determined the value of the shares issued to employees and other service providers since there is no market for your stock.

Company response: The Company has edited this amount to the accurate number of 6,340,625 shares issued to employees and other service providers subsequent to September 30, 2024. The value of the shares issued to employees and service providers subsequent to September 30, 2024, was determined based on a combination of qualitative and quantitative factors, as the Company’s shares are not currently traded on a public market and do not have a readily determinable fair market value.

For the founder, the share issuance reflects substantial non-cash contributions to the Company’s formation and early development, including:

•	Significant time commitment and leadership,
•	Personal financial investment and assumption of early-stage business risk,
•	Technical and strategic expertise in building the business model and operational platform,
•	Establishment of key partnerships and intellectual property assets.

For other employees and service providers, shares were issued as compensation for services rendered in lieu of cash payments, aligned with industry norms for early-stage companies. These services included product development, regulatory consulting, technology integration, and business support functions. The Company assessed the value of these contributions based on the fair value of comparable services in the market and the stage of business development at the time of issuance.

In each case, the Company considered the most recent internal assessments of enterprise value, stage of commercialization, milestones achieved, and market comparables to approximate a reasonable share value at the time of grant. These assumptions were also consistent with the valuations used for other equity-related transactions under the Company’s capitalization plan.

31. Please refile Exhibits 2.1 and 2.2 in the proper text-searchable format. They appear to have been uploaded as images. For guidance, please refer to Item 301 of Regulation S-T.

Company response: The Exhibits 2.1 and 2.2 have been refiled to be text searchable.

32. We note several references throughout the offering statement to FirstVitals being a leader in the market and using promotional language. Please substantiate your claims or revise them to state these are your beliefs. When you discuss your position in various markets, please clarify what metrics you use to determine your position. The language we are referring to includes, but is not limited to:

• "setting new standards;" (pages 2 and 6)

• being a "first-mover;" (pages 2,6, and 43)

• a "leader in multi-species AI-enhanced endoscopy solutions;" (pages 2 and 6)

• "This positions the Company as the leader in both human and veterinary AI powered GI diagnostics;" (page 42)

• "FirstVitals is uniquely positioned to lead the next wave of GI healthcare innovation;" (page 36) and

• "FirstVitals remains at the forefront of AI-driven diagnostics." (page 37)

Company response: The Company has amended the language within the Summary, the Description of Business, and the Management Discussion and Analysis to clarify that the Company is planning to enter the market, and any discussion regarding market position is a forward-looking statement that represents the Company’s expectations, beliefs, and plans.

33. Please revise your disclosure throughout the offering statement to ensure that the information you include is balanced. We note disclosures throughout the offering statement that FirstVitals "is setting new standards," "is pioneering," "is positioned to disrupt," "is set to transform how GI diseases are detected and managed," "is uniquely positioned," "is developing," and is "revolutionizing." To the extent that you cite these strengths, please review each one and revise as necessary to provide balanced information that is of equal prominence. In this regard, we note you have not commenced any revenue generating operations and your statements that the "healthcare technology sector is highly competitive" and that "other companies may offer similar AI-enhanced Video Capsule Endoscopy service, and larger, more established competitors may have greater resources to capture market share."

Company response: The Company has amended the language within the Summary, the Description of Business, Management Discussion and Analysis, and Note A of the Financial Statements to balance its disclosures regarding the Company’s plan to transform or revolutionize the industry. Considering that the Company has no revenue generating operations, all disclosures regarding its expectations in transforming the industry have been amended to forward-looking statements that represents the Company’s expectations, beliefs, and plans.

34. We note disclosure throughout the offering statement regarding a VCE device that has 510(k) clearance from the FDA. For example, we note on pages 16 and 28 that you have entered into negotiations for exclusive worldwide territorial and licensing rights from a VCE company who has already obtained FDA 510(k) clearance for human use in the United States. We also note your disclosure on pages 36 and 40, that state you have already secured exclusive, royalty-bearing license, currently as a Memorandum of Understanding (MOU) to research, develop, manufacture, sell, and distribute AI enhanced VCE technology globally. Please revise the disclosure throughout the offering statement to balance this disclosure and clarify the status of the licensing agreements for the 510(k) cleared device. Please also provide a brief discussion of the material terms of the licensing agreement, including a description of the device and the 510(k) number. Additionally, please file any applicable agreements as exhibits to the Offering Circular, or, in the alternative, tell us why they are not required to be filed. Refer to Item 17.6 of Form 1-A.

Company response: The Company plans to engage in its business plan of AI-enhanced VCE by lending existing VCE technology with an AI component to improve diagnostics and GI medical procedures for humans and animals. The Company is negotiating with multiple VCE manufacturers that have already secured FDA 510(k) clearance for their VCE devices. On a parallel track, the Company is negotiating with companies that are developing AI software and protocols for GI lesion detection. These negotiations involve and will result in an exclusive, royalty-bearing license to the Company. However, as of the date of this response, nothing has been memorialized in writing and there is no document to include as an Exhibit. The Company will amend the Offering Circular with information and Exhibits if and when an agreement with a VCE manufacturer or AI developer is reached.

35. We note disclosure throughout the offering statement regarding the FDA status of the AI integration into a VCE device. For example, we note your disclosure on pages 16, 28, and 36 that you are actively pursuing FDA 510(k) clearance to incorporate AI into the existing FDA 510(k) cleared device. We note your disclosure on page 28 that you "would pursue" FDA 510(k) clearance. Please clarify the status of any applications with the FDA and disclose what steps you have taken to seek FDA clearance for integrating AI into the VCE device.

Company response: The Company is negotiating with companies that are developing AI software and protocols for GI lesion detection. These negotiations involve and will result in an exclusive, royalty-bearing license to the Company. However, as of the date of this response, no agreement has been reached. The Company believes and understands that adding AI technology to VCE would require additional 510(k) clearance beyond the current clearance that the VCE technology has. The Company has amended the Offering Circular to clarify that the Company “will pursue” FDA 510(k) clearance to incorporate AI into the existing FDA 510(k) approved devices.

The Company is aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. The Company is aware that, upon qualification of the Form 1-A, Rule 257 of Regulation A requires the Company to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please direct any questions or comments regarding the Company’s responses to me conn@redrocksecuritieslaw.com or 720-586-8614.

Sincerely

RED ROCK SECURITIES LAW

/s/ Conn Flanigan
Conn Flanigan